September 14, 2021

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Office of Technology

Re: Parsec Capital Acquisitions Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed September 1, 2021

File No. 333-257766

Ladies and Gentlemen:

On behalf of Parsec Capital Acquisitions Corp., a Delaware corporation (the “Company” or “Parsec”), we hereby respond to your comment letter dated September 13, 2021 and are filing in electronic format through EDGAR with the U.S. Securities and Exchange Commission (the “SEC”), pursuant to the Securities Act of 1933, as amended, Amendment No. 2 (the “Amendment”) to the above-referenced Registration Statement on Form S-1. The Amendment is revised to reflect our responses to comments that you issued upon your review of the above-referenced Registration Statement on Form S-1.

To facilitate the staff’s review, the comments are reproduced before each of the Company’s responses thereto. All page numbers referred to in the responses to the staff’s comments correspond to the page numbers of the Amendment.

Comments and Responses

Amendment No. 2 to Form S-1

Certain Relationships and Related Party Transactions, page 99

1. We note that on July 9, 2021, the Sponsor entered into a Stock Grant Agreement with the Company’s independent directors and certain of the Company’s officers, under which they were granted Founder Shares at a price of $0.017, which shares will vest upon completion of the initial business combination, and Private Placement Warrants. Please revise to disclose these grants here and in the Summary. Please also file the Agreement as an exhibit to this registration statement or advise. In addition, please confirm that the correct number of founders shares are included in The Offering section beginning on page 7 or revise as necessary.

Response: In response to your comments, the Company has disclosed the grants on page 99 and in the summary on pages 11 and 15. As requested, the Company has filed the agreement as Exhibit 10.10 of Amendment No.2 to the S-1. The Company confirms that the correct number of founder shares are included in the Offering section beginning on page 7.

The Company is seeking to go effective on September 20, 2021. Your cooperation would be greatly appreciated. Kindly address any comments or questions that you may have concerning this letter or the enclosed materials to me (tel.: (212) 930-9700).

Very truly yours,

/s/ Arthur Marcus
Arthur Marcus

1185 Avenue of the Americas | 31st Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW